April 15, 2005

Ms. Angela Crane
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: April 6, 2005 Comment Letter
Hurco Companies, Inc.

Dear Ms. Crane,

We have received the staff comments outlined in the above-reference letter regarding our Form 10-K for the fiscal year ended October 31, 2004 and Form 10-Q for the fiscal quarter ended January 31, 2005. We have responded to each comment by item number below.

Form 10-K for the fiscal year ended October 31, 2004

Item 7. Management’s Discussion and Analysis

Results of Operations

Selling, General and Administrative Expenses (SG&A) - Page 19

1.
When you cite more than one factor in explaining the change in a financial statement line item the amounts of the individual factors cited, including offsetting factors, should be separately quantified. For example, revise future filings to quantify the key drivers of higher SG&A expenses in fiscal 2004 such as increase currency translation effects and higher sales commissions paid. In addition, each significant factor that contributed to the significant variances in net sales and expenses should also be quantified and discussed. Please apply throughout MD&A to the extent practicable in future filings.

Hurco’s Response: In future Form 10-K and 10-Q filings when we cite more than one factor as explanations for changes in financial statement line items, we will separately quantify each factor.

Restructuring Charges

2.
We note that you discontinued the production of sale of underperforming products, In future filings, please disclose the products discontinued and make quantified disclosures about anticipated and actual cost savings derived from your restructuring efforts during the periods presented.

Hurco’s Response:  The discontinuation of under performing product lines occurred in fiscal 2002 and we included detailed disclosures in the fiscal 2002 Management’s Discussion and Analysis. In future filings, we will include the disclosures recommended by this comment.

Financial Statements

Report of Independent Registered Public Accounting Firm

3.
The audit report included in the Form 10-K filed in EDGAR is not signed. In future filings ensure that the audit report includes the conformed signature of your independent auditor. Refer to Regulation S-X, Article 2.

Hurco’s Response:  In future Form 10-K filings, we will include the conformed signature of our independent auditor in accordance with Regulation S-X Article 2.

Consolidated Statement of Operations

4.
It appears that your service fee revenues were over 10 percent of total revenues for the periods presented. In future filings revise your income statement to separately disclose revenues from the sale of products, services, and other products if revenues from any individual referenced components are more than 10 percent of the total revenue for the year. Related costs and expenses should also be disclosed separately. Refer to Regulation S-X, Article 5-03 (b)(1) and (2).

Hurco’s Response: In fiscal 2004, service fee revenue was 3.6% of consolidated sales and service fees and service part revenue was 8.8% of consolidated sales and service fees. Service parts are a tangible product and should not be combined with service revenues in accordance with Regulation S-X, Article 5-03(b)(1) and (2). We believe our current disclosure of combining all revenue components into sales and service fees is appropriate because no item individually exceeds 10% of total revenues. We will monitor these percentages in future periods and separately disclose if appropriate.

5.
We note that “variable options expense” is included as a non-operating expense in your consolidated statement of operations. In future filings, please revise to include as part of operating expense or tell us why the current presentation is appropriate.

Hurco’s Response: The variable option expense was the result of the repricing of stock options for our former CEO as part of a severance package. In future filings, we will include variable option expense as part of operating expenses.

Note 1: Summary of Significant Accounting Policies

Hedging

6.
We note that you entered into forward currency exchange contracts to hedge inter-company liabilities and commitments denominated in foreign currencies. We also note that you are accounting for them as cash flow hedges. Please explain how you met the criteria in paragraph 40 of SFAS 133, including subparagraphs A, B, and C as applicable.

Hurco’s Response: We account for our foreign exchange contracts as cash flow hedges because we believe we meet the requirements of paragraph 40 of SFAS 133 subparagraphs A, B and C as follows:

Sub Paragraph A
Hurco Companies, Inc. has the foreign currency exposure and is a party to the hedging instrument.

Sub Paragraph B
Hurco Companies, Inc.’s functional currency is the U.S. dollar and the hedging units currencies are pound sterling, euro, and NT dollar.

Sub Paragraph C - Refer to SFAS 133 paragraphs 28 and 29
Paragraph 28
(a)
We have a formal hedging policy that outlines our risk management objectives and strategy. We also document the risk management objective for each hedge contract at the time we enter into a hedge contract. We hedge intercompany shipments based on forecast transactions with our subsidiaries. The hedge contracts are placed for the month the shipments are forecast to occur and are assigned to the first shipments of the month. We test the effectiveness of all hedge contracts at each quarter end.

(b)	See (a) above
(c)	We do not enter into written options
(d)	We do not enter into hedging instruments used to modify the interest receipts or payments associated with a financial asset of liability.
Paragraph 29
(a)	The transactions hedged are identified as a group of individual transactions and represent intercompany machine shipments. The group of transaction share the same risk exposure.
(b)	The transactions forecast are probable.
(c)	The transactions are not with an external party. However, this criteria is not required and hedge accounting can be used.
(d)	We do not hedge a forecasted transaction for the acquisition of an asset or incurrence of a liability to be subsequently remeasured.
(e)	We do not hedge the variable cash flows of forecasted transactions related to a debt security that is classified as held-to-maturity.
(f)	We do not hedge forecasted transactions related to a business combination.
(g)	We do not hedge transactions for the forecasted sale and purchase of a non-financial asset.
(h)	We do not hedge the forecasted purchase or sale of a financial asset or liability or the variable cash inflow and outflow of an existing financial asset or liability.

Revenue Recognition

7.
Describe the significant terms of your agreements with distributors, including payment, return, exchange, and other significant matters. Supplementally explain and support when you believe it is appropriate to recognize revenue of products sent to distributors. Revise future filings as necessary. Refer to SAB 104 and to SFAS 48 in your response.

Hurco’s Response: Hurco’s product sold through distributors has fixed payment terms, usually 30 days. Machines sold through distributors are shipped directly to the customer. In most instances, the distributor has installation and service responsibilities. Transfer of ownership and risk of loss pass to the distributor at shipment and the sale is not contingent upon contractual customer acceptance.

We believe that revenue should be realized when the product is shipped because the criteria in SAB 104 has been achieved.
•	Persuasive evidence of an arrangement exists. Distributor orders are prepared by the distributor and acknowledged by Hurco.
•	Delivery has occurred or services have been rendered. We recognize revenue at the time of shipment because ownership and risk of loss
•	passes to the distributor at that time. We consider the machine installation process to be inconsequential and perfunctory.
•	The seller’s price to the buyer is fixed or determinable. The price is included on the order acknowledgement.
•	Collectibility is reasonably assured. We perform credit checks on all distributors prior to shipment.

Our distributors and customers do not have a right to return the product; therefore, the criteria under SFAS 48 does not apply.

We will expand our disclosure in future filings in a manner consistent with our response.

8.
We note that title is retained for products sent to certain foreign locations under a “retention of title clause.” Tell us more about this. For example, who has the risk of loss in the event of theft or physical destruction or damage to the product? Who carries insurance on the property after the products are shipped? Tell us in greater detail why you believe your current accounting complies with GAAP.

Hurco’s Response: The retention of title clause is similar to UCC filings in the United States and provides the creditor with additional rights to the machine if the customer fails to pay. SAB 104, Topic 13 A2, Question #3 allows revenue recognition in this instance as long as all other revenue recognition criteria have been met. Upon shipment, the customer has the risk of loss and insures the machine. We believe the current accounting complies with GAAP because the ownership and risk of loss passes to the customer upon shipment and the revenue recognition criteria of SAB 104 have been achieved.

9.
Supplementally describe the existing inventive programs currently in place. Are these shown as a reduction of revenue? When are they recorded and how are they measured? Tell us how volume discounts and sales incentives are estimated at the time of shipment. Refer to EITF 01-9 in your response

Hurco’s Response: Most of the sales incentive programs offered by Hurco involve cash consideration and are recognized as a reduction of revenue at the time the sale is invoiced. We occasionally offer interest rate buy downs, which is recorded as a reduction in revenue, or free promotional items, which are accounted for as an expense in accordance with EITF 01-9. Volume discounts and sales incentives are negotiated as part of the transaction and are included on the sales acknowledgement and customer invoice.

10.
If shipping and handling fees and/or costs are material, please quantify these revenues and costs and explain in future filings how they are classified in the income statement. Refer to EITF 00-10 in your response.

Hurco’s Response: Shipping and handling fees are not material. Customers are responsible for arranging the carriers that transport our machine tools and they pay the freight charges. We charge customer standard shipping rates for parts sales and only benefit from volume discounts received from the shipping companies. The volume discounts are not material. The freight billed to customers is recorded as parts revenue while freight paid is recorded as cost of parts. We do not charge handling fees.

11.
Supplementally and in detail, explain the nature of your product or products. Do you sell hardware and software separately or together? If together, how do you allocate revenue to these elements? Are customers provided with a right to receive additional software products free or at a reduced price? Does your fee also cover PCS or other service elements? How is revenue allocated and recognized for PCS and other service arrangements? Explain how you comply with SOP 97-2. Note that reference to accounting literature is not sufficient disclosure.

Hurco’s Response: We sell approximately 1,000 computerized machine tools annually, which include hardware and software options. We sell hardware and software options as part of machine tool sales but these options can also be sold as stand-alone products. Hardware options are recorded as machine tool revenue and software options are recorded as software revenues. The revenue of hardware and software options are allocated based on the net selling price, which approximates fair value.

The customer is not entitled to additional functionality and features without purchasing additional software. We are under no contractual obligation to provide additional support to the customer. On occasion, we provide customers with software bug fixes. This is not a material component of software sales. Our customers are not provided with a right to purchase additional software products free of charge or at a reduced price. PCS is not material. We consider whether software sales include additional elements for which revenue should be separately identified. These elements have historically been diminimus in nature. As a result we have not allocated the revenues of these components.

We comply with SOP 97-2 because the revenue recognition requirements of paragraph 08 of SOP 97-2 are achieved. The software sold does not require production, modification, or customization and the four criteria of paragraph 08 of SOP 97-2 are achieved at shipment. We will enhance our disclosure in future filings to explain how we comply with SOP 97-2.

Note 8 - Stock Options

12.	In future filings please relocate the disclosures required by SFAS 148 to include in the summary of significant accounting policies in your financial statements.

Hurco’s Response: In future filings we will include disclosures required by SFAS 148 in the summary of significant accounting policies footnote.

Notes 9 - Related Party Transactions

13.
We note that you have presented summarized financial information for two affiliates accounted for using the equity method. We assume that the affiliates do not meet the significance criteria set forth under Rule 3-09. Please confirm and provide your calculation. You need only provide your detailed computations for the income test (condition 3) as outlined in Rule 1-02(w).

Hurco’s Response: We have two affiliates that we account for using the equity method. The affiliates do not meet the significance criteria under Rule 3-09. See Exhibit A for the income test as outlined in Rule 1-02(w).

Note 14 - Segment Information

14.
Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles or investments. Se question 22 in the FASB Staff Implementation Guide to Statement 131. Revise future filings as necessary.

Hurco’s Response: Our disclosure of long-lived assets does include investments and intangibles. We will revise future filings to be in accordance with SFAS 131.

15.
If revenues derived from any particular foreign country are material, revise future filings to disclose the name of the country and the amount of revenue from the country. Refer to paragraph 38(a) SFAS 131.

Hurco’s Response:  We will revise our future filings in accordance with SFAS 131 paragraph 38(a).

Hurco Companies, Inc. acknowledges the following:

•	Hurco Companies, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed buy the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Hurco Companies, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions regarding the above comments may be directed at me or to Sonja K. McClelland, Corporate Controller.

Sincerely,

//s Stephen J. Alesia

Stephen J. Alesia
Vice President, Secretary, Treasurer
and Chief Financial Officer

		Exhibit A

Hurco Companies, Inc.
Significant Subsidiary Test - Rule 1-02(w)
October 31, 2004

Subsidiary Name	HAL	Quasar

Fiscal 2004 income - as defined by Rule 1-02(w)	$790,000	$1,419,000

Ownership Percentage	35%	23%

Hurco Percentage of Income	276,500	326,370

Consolidated 2004 income - as defined by Rule 1-02(w)	$7,568,000	$7,568,000

Percent of income to consolidated income.	3.7%	4.3%

Conclusion: The percent of income included in Hurco's consolidated results is below 20%. Therefore, the Hurco subsidiaries are not significant subsidiaries in accordance with Rule 1-02(w).